SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 1)*
SunOpta Inc.
(Name of Issuer)
Common shares, no par value
(Title of Class of Securities)
8676EP108
(CUSIP Number)
September 25, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tourbillon Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,517,724

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,517,724

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,517,724

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98%

12.	TYPE OF REPORTING PERSON

PN, IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jason H. Karp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,517,724

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,517,724

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,517,724

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
SunOpta Inc. (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
2838 Bovaird Drive West
Brampton, Ontario L7A 0H2, Canada

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are Tourbillon Capital Partners, L.P. ("Tourbillon Capital Partners") and Jason H. Karp (together, the "Reporting Persons"). Mr. Karp is the Chief Executive Officer of Tourbillon Capital Partners.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 444 Madison Avenue, 26th Floor, New York, NY 10022.
Item 2(c).	Citizenship:
Tourbillon Capital Partners is a Delaware limited partnership. Mr. Karp is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:
Common shares, no par value (the "Common Shares")
Item 2(e).	CUSIP Number:
8676EP108
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[x]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of the close of business on September 29, 2015, the Reporting Persons may be deemed to have  beneficially owned 8,517,724 Common Shares.
(b)	Percent of class:
The aggregate percentage of Common Shares reported owned by each person named herein is based upon 85,333,892 Common Shares outstanding, which is the total number of Common Shares outstanding as reported in the Issuer's Prospectus Supplement filed Pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on September 28, 2015. As of the close of business on September 29, 2015, the Reporting Persons may be deemed to have beneficially owned approximately 9.98% of Common Shares outstanding.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A of the Schedule 13G filed with the Securities and Exchange Commission on August 27, 2015.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	September 30, 2015
TOURBILLON CAPITAL PARTNERS, L.P.

By:  /s/ Brian A. Kessler
             Brian A. Kessler,
             Chief Financial Officer

/s/ Jason H. Karp
     Jason H. Karp